Filed Pursuant to Rule 433

Registration No. 333-279599

April 22, 2025

BROOKFIELD ASSET MANAGEMENT LTD.

US$750,000,000 5.795% NOTES DUE 2035

PRICING TERM SHEET

April 22, 2025

Issuer:	Brookfield Asset Management Ltd.

Security:	5.795% Notes due April 24, 2035 (the “Notes”)

Expected Ratings*:	A- (Stable) (S&P Global Ratings) A (Stable) (Fitch Ratings, Inc.)

Ranking:	Senior Unsecured

Size:	US$750,000,000

Trade Date:	April 22, 2025

Expected Settlement Date**:	April 24, 2025 (T+2)

Maturity Date:	April 24, 2035

Coupon:	5.795%

Interest Payment Dates:	April 24 and October 24, commencing October 24, 2025

Price to Public:	100.000%

Benchmark Treasury:	UST 4.625% due February 15, 2035

Benchmark Treasury Price & Yield:	101-26; 4.395%

Spread to Benchmark Treasury:	+ 140 basis points

Yield:	5.795%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets

Optional Redemption Provisions:

Make-Whole Call:	Prior to January 24, 2035 (three months prior to maturity), treasury rate plus 25 basis points

Par Call:	At any time on or after January 24, 2035 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes

CUSIP / ISIN:	113004 AA3 / US113004AA39

Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Brookfield Securities LLC CIBC World Markets Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Conflicts of Interest:

Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of the Issuer and, therefore, has a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Brookfield Securities LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Prospectus Supplement, dated April 22, 2025.

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by emailing prospectus@citi.com, or by calling Wells Fargo Securities, LLC at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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